manatt manatt | phelps | phillips	Ben Orlanski Manatt, Phelps & Phillips, LLP Direct Dial: (310) 312-4126 E-mail: BOrlanski@Manatt.com

December 20, 2016

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
Washington, D.C. 20549
Attention:
William H. Thompson, Accounting Branch Chief
Yolanda Guobadia, Staff Accountant

Dear Mr. Thompson and Ms. Guobadia:

We are counsel for Stamps.com Inc.  Stamps.com is in receipt of the letter from the Staff of the Securities and Exchange Commission, dated December 20, 2016, regarding the limited review of the financial statements and related disclosures in Stamps.com’s annual report on Form 10-K for the fiscal year ended December 31, 2015.

Due to holiday schedules, Stamps.com respectfully requests an extension of time to respond to the letter through close of business, East Coast time, on January 23, 2017.

Kindly confirm if this request is acceptable.  If you have any questions, please call me at 310 312 4126.

Sincerely,

/s/ Ben Orlanski
Ben Orlanski
Manatt, Phelps & Phillips, LLP

CC: Seth Weisberg, Chief Legal Officer, Stamps.com

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